Exhibit 99.1

Contacts: In Taiwan Jesse Huang ChipMOS TECHNOLOGIES INC. +886-6-5052388 ext. 7715 IR@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS FOURTH QUARTER AND FULL YEAR 2022 RESULTS

Full Year 2022 Highlights (as compared to the Full Year 2021):

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US$765.3 Million in Revenue Compared to US$891.6 Million
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20.9% Gross Margin Compared to 26.5%
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Net Earnings of NT$4.64 per Basic Common Share or US$3.02 per Basic ADS Compared to Net Earnings of NT$6.96 per Basic Common Share or US$4.53 per Basic ADS in 2021
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Strong Financial Position and Liquidity with NT$9,896.6 Million or US$322.1 Million Balance of Cash and Cash Equivalents Compared to NT$5,906.2 Million or US$192.2 Million
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NT$2.3 Per Share Distribution Authorized by Board Pending Shareholder Approval at May 2023 AGM

Hsinchu, Taiwan – February 23, 2023 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported consolidated financial results for the fourth quarter and the full year ended December 31, 2022. The Company noted that reported sequential and year over year declines are consistent with continued macro weakness, and inventory adjustments at customers in response to end market demand levels, in particular in the consumer market. All U.S. dollar figures cited in this press release are based on the exchange rate of NT$30.73 against US$1.00 as of December 30, 2022.

All the figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“Taiwan-IFRS”).

Revenue for the fourth quarter of 2022 was NT$4,686.2 million or US$152.5 million, a decrease of 10.8% from NT$5,254.0 million or US$171.0 million in the third quarter of 2022 and a decrease of 31.0% from NT$6,791.4 million or US$221.0 million for the same period in 2021. Revenue for the fiscal year ended December 31, 2022 was NT$23,517.1 million or US$765.3 million, a decrease of 14.2% from NT$27,400.0 million or US$891.6 million for the fiscal year ended December 31, 2021.

Net non-operating expenses in fourth quarter of 2022 were NT$130.0 million or US$4.2 million, compared to net non-operating income NT$403.3 million or US$13.1 million in the third quarter of 2022. The increase of net non-operating expenses compared to the third quarter of 2022 is mainly due to an increase of the foreign exchange losses of NT$515 million or US$16.8 million, and a decrease of share of profit of associates accounted for using equity method of NT$87 million or US$2.8 million, which was partially offset by an increase of gain on valuation of financial assets at fair value through profit or loss of NT$47 million or US$1.5 million and interest income of NT$27 million or US$0.9 million. Net non-operating income in fourth quarter of 2021 was NT$319.3 million or US$10.4 million. The difference is mainly due to a lower share of profit of associates accounted for using equity method of NT$291 million or US$9.5 million, an increase of the foreign exchange losses of NT$206 million or US$6.7 million and partially offset by the increase of interest income of NT$35 million or US$1.1 million and gain on valuation of financial assets at fair value through profit or loss of NT$14 million or US$0.5 million.

Net non-operating income of the Company for the fiscal year ended December 31, 2022 was NT$811.2 million or US$26.4 million, compared to NT$473.2 million or US$15.4 million for the fiscal year ended December 31, 2021. The increase is mainly due to an increase of the foreign exchange gains of NT$537 million or US$17.5 million and interest income of NT$47 million or US$1.5 million and partially offset by the decrease of share of profit of associates accounted for using equity method of NT$172 million or US$5.6 million and increase of loss on valuation of financial assets at fair value through profit or loss of NT$85 million or US$2.8 million.

Net profit attributable to equity holders of the Company for the fourth quarter of 2022 was NT$154.9 million or US$5.0 million, and NT$0.22 or US$0.01 per basic common share, as compared to NT$671.8 million or US$21.9 million, and NT$0.92 or US$0.03 per basic common share in the third quarter of 2022. This compares to NT$1,417.5 million or US$46.1 million, and NT$1.95 or US$0.06 per basic common share in the fourth quarter of 2021. Net earnings for the fourth quarter of 2022 were US$0.14 per basic ADS, compared to US$0.60 per basic ADS for the third quarter of 2022 and US$1.27 per basic ADS in the fourth quarter of 2021.

Net profit attributable to equity holders of the Company for the fiscal year ended December 31, 2022 was NT$3,372.0 million or US$109.7 million, and NT$4.64 or US$0.15 per basic common share, compared to net profit attributable to equity holders of the Company for the fiscal year ended December 31, 2021 was NT$5,059.1 million or US$164.6 million, and NT$6.96 or US$0.23 per basic common share. Net earnings for the fiscal year ended December 31, 2022 were US$3.02 per basic ADS, compared to US$4.53 per basic ADS for the fiscal year ended December 31, 2021.

The Company ended 2022 in a strong financial and liquidity position, with a NT$9,896.6 million or US$322.1 million balance of cash and cash equivalents compared to NT$5,906.2 million or US$192.2 million at the end of 2021. The Company’s Board of Directors has authorized a distribution of NT$2.3 per common share pending shareholder approval at its May 2023 annual shareholders meeting.

Fourth Quarter and Full Year 2022 Investor Conference Call / Webcast Details

Date: Thursday, February 23, 2023

Time: 3:00PM Taiwan (2:00AM New York)

Dial-In: +886-2-33961191

Password: 9613023 #

Webcast of Live Call and Replay: https://www.chipmos.com/chinese/ir/info2.aspx

Replay Starting 2 Hours After Live Call Ends

Language: Mandarin

Note: A transcript will be provided on the Company’s website in English following the conference call to help ensure transparency, and to facilitate a better understanding of the Company’s financial results and operating environment.

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS is known for its track record of excellence and history of innovation. The Company provides end-to-end assembly and test services to leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries serving virtually all end markets worldwide.

Forward-Looking Statements

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategies, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.